Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sets New Production Record in Third Quarter, 2013;
Produces 1,855,846 oz Silver (Up 63%) and 22,947 oz Gold (Up 95%)

Third Quarter, 2013 Financial Results to be Released After Market on
Tuesday, November 5; Conference Call on Wednesday, November 6, 2013

Vancouver, Canada – October 9, 2013 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) set new records for quarterly silver and gold production in the Third Quarter, 2013 from the Company’s three operating silver mines in Mexico: the Guanaceví Mine in Durango State and the Bolañitos and El Cubo Mines in Guanajuato State.

Silver production in the Third Quarter, 2013 was up 63% to 1,855,846 ounces (oz) and gold production was up 95% to 22,947 oz compared to the Third Quarter, 2012.  Revenue was up 31% to approximately US$67.8 million in the Third Quarter, 2013 as a result of the increased precious metal production, partially offset by lower metal prices.

Production Highlights for Third Quarter, 2013 (Compared to Third Quarter, 2012)

• Silver production increased 63% to 1,855,846 oz
• Gold production jumped 95% to 22,947 oz
• Silver equivalent production escalated 75% to 3.23 million oz (at a 60:1 silver: gold ratio)
• Revenue rose 31% to an estimated $67.8 million on 1,788,375 silver oz and 20,958 gold oz sold

• Realized silver price fell 21% to $22.60 per oz sold(2)
• Realized gold price fell 14% to $1,409 per oz sold(2)
• Bullion inventory at quarter-end included 365,481 oz silver and 2,176 oz gold
• Concentrate inventory at quarter-end included 19,645 oz silver and 297 oz gold

• Enhanced cash flow by increasing production tonnes and/or grades at all three mines
• Continued to cut costs through additional work-force reductions and operating efficiencies
    • El Cubo and Bolañitos production and recoveries both benefitted from the clean-out of the leased Las Torres plant before it was returned to the owner in late July
   • Increased 2013 production guidance as a result of the out-performance of the Bolañitos mine and the operational turn-around of the El Cubo mine

Bradford Cooke, CEO and Director, commented, “Our operations team continues to meet or beat their production targets. Production at each of the three mines was above plan for the quarter and we made a seamless transition from processing extra Bolañitos production through the Las Torres leased plant to filling the excess capacity at the newly rebuilt El Cubo plant.”

“We are now half way through our two year operational turn-around at El Cubo and it appears to have turned the corner.  I would like to credit our work force for making the changes needed to improve productivity.  There is still much work to do but through continued co-operation, our goal is to continue improving the production grades and lowering the operating costs.”

“Our exploration team also continued to deliver during the Third Quarter, drilling into four new high-grade mineralized zones, three at Bolañitos and one at El Cubo.  Exploration drilling was shut down during Q3 to reduce discretionary expenditures but with the robust Q3 production results, drilling has now resumed at El Cubo and Bolañitos.”

“Endeavour is now approaching its original production guidance for 2013 in just three quarters and we are on track to meet or beat our increased guidance targets for the year that were released in September.  However, the Third Quarter production benefitted from the one time clean-out of the Las Torres plant so management cautions against using the Q3 production as a measure for Q4 production.”

At Bolañitos, the mine continued to operate well above plan in Q3, 2013 resulting in the Company revising its 2013 production guidance upwards for both silver and gold.  The Bolañitos plant operated at capacity and the mine produced an extra 32% tonnes above plan in order to fill the available capacity at the newly rebuilt El Cubo plant.  Ore grades were also significantly above plan, as production grades continued to exceed reserve grades.

At El Cubo, the operational changes implemented over the past year have gained traction and now appear to be sustainable.  Production grades continued to trend higher as the operation focuses on reducing dilution and eliminating production from uneconomic stopes, while maintaining production tonnes.   Recoveries were higher than planned due to the Las Torres plant being cleaned out and returned to Fresnillo during the quarter, the timing of doré bars poured at the end of the Second Quarter, and the decision in September based on economic returns at current metal prices to clean out the leach circuit and start selling precious metal concentrates from El Cubo.

The highlights of Endeavour’s one year report card since the Company acquired El Cubo are as follows:

• Reduced lost time accident rate by 75% in first 12 months
• Improved union and employee relationships with more co-operation, less confrontation
•	Reduced employee work force by 40% to reduce costs while maintaining production
• Rebuilt the plant and surface infrastructure on time and under budget
• Initiated new mine plan to accelerate the development of larger, higher grade reserve blocks
• Improved production grades significantly in the first year while maintaining mine output
• Reduced operating costs in Q1 and anticipate significant improvements in Q3 and Q4
• Restarted exploration drilling and identified first new high grade mineralized zone at Asunción

At Guanaceví, production was steady at 1,169 tpd, with ore grades better than planned due to increased production from the higher grade Porvenir Cuatro mine. Recoveries were above plan due to the timing of doré bars poured at the end of the Second Quarter.

Production Tables for Third Quarter, 2013

Three Months Ended Sep 30					Nine Months Ended Sep 30
2013		2012	% Change	Q3 2013 Highlights	2013		2012	% Change
Production
389,090		306,164	27%	Throughput (tonnes)	1,158,504		702,910	65%
1,855,846		1,137,883	63%	Silver ounces	4,881,436		3,250,400	50%
22,947		11,754	95%	Gold ounces	57,892		25,770	125%
1,799,695		1,126,553	60%	Payable silver ounces	4,738,697		3,217,945	47%
22,107		11,634	90%	Payable gold ounces	55,950		25,510	119%
3,233,249		1,843,123	75%	Silver equivalent ounces(1)	8,355,599		4,796,600	74%

67.8		51.9	31%	Revenue ($ millions)	208.9		141.4	48%
1,778,375		1,294,241	37%	Silver ounces sold	5,091,023		3,469,241	47%
20,958		8,984	133%	Gold ounces sold	62,159		22,130	213%
22.60	(2)	28.72	(21%)	Realized silver price per ounce	24.22	(2)	30.26	(22%)
1,409	(2)	1,637	(14%)	Realized gold price per ounce	1,415	(2)	1,644	(14%)

(1) Silver equivalent ounces calculated using 60:1 ratio
(2) Revenue from the sale of concentrates is subject to adjustments upon final settlement.  Concentrate sales are subject to mark-to-market accounting treatments resulting in quarterly closing prices used for a significant portion of metal sales.
      Furthermore, reported revenue and realized prices include adjustments to prior quarter sales on final settlement.

Production by mine	Tonnes Produced	Tonnes per day		Grade Ag gpt(1)	Grade Au gpt(1)	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	107,480	1,169		265	0.70	78.0	82.1	715,080	1,978
Bolañitos	181,442	1,973	(2)	147	2.75	92.5	98.9	794,734	15,868
El Cubo	100,168	1,089		112	1.62	95.6	97.8	346,032	5,101
Consolidated	389,090	4,231		171	1.89	86.7	96.9	1,855,846	22,946

(1) gpt = grams per tonnes
(2) Includes 41,335 tonnes (449 tpd) processed at El Cubo facility

Release of Third Quarter, 2013 Financial Results and Conference Call

The Third Quarter, 2013 financial results will be released after market on Tuesday, November 5 and a telephone conference call to discuss the Third Quarter 2013 financial results will be held at 10 am PST (1 pm EST) on Wednesday, November 6, 2013.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.